Atna Reports Third Quarter Financials and Summary of Activities

Vancouver, B.C. (November 24, 2004) Atna Resources Ltd. (ATN:TSX) is pleased to report unaudited interim consolidated financial results, for the nine months ending September 30, 2004, and a summary of company’s activities.

Financial Highlights

>>	At September 30, 2004, the company had working capital of $6,116,244, compared to $3,704,283 at December 31, 2003.

>>	During the third quarter of 2004, the company incurred a loss of $395,544 ($0.01 per share) as compared with a loss of $230,795 ($0.01 per share) in the third quarter of 2003.

Summary of Activities

>>

Signed a definitive option agreement with Pinson Mining Company (a wholly owned subsidiary of Barrick Gold Corporation) to acquire up to a 100% interest in the Pinson Gold Mine in Humboldt County, Nevada. The Pinson property fulfils Atna’s strategic objective of acquiring a “flagship” property with near term resource development potential.

>>	Completed a re-assay program at the Pinson project that validates historic data and allows the use of the data in Atna’s quality assured, standardized database.

>>	Initiated a phase 1 drill program at the Pinson project with 4 drills infill drilling the previously defined CX and Range Front zones.

>>	Completed the sale of its minority stake in the Wolverine Joint Venture to Expatriate Resources Ltd. (“Expatriate”) for $2 million cash, 10,000,000 units of EXR and a NSR on precious metals indexed to the price of silver. The transaction will preserve substantial upside exposure to success in the project for Atna shareholders while significantly reducing our financial, project, and management risk.

>>	Bought Cameco’s minority interest in the Marg deposit in the Yukon. Marg is a massive sulphide deposit with a previously reported resource of 4,100,000 tonnes grading 62.7 grams/t silver, 0.98 grams/t gold, 1.8% copper, 4.6% zinc, and 2.5% lead.

>>	Optioned the Cachinal de la Sierra property in Chile to Valencia Resources, who have consolidated a substantial property position in this attractive mineralized district near Meridian Gold’s El Penon gold mine.

>>	Optioned the Dixie Fork/Triple Junction Property to Sahelian Goldfields Inc.

>>	Terminated the underlying option agreement for the Golden Cloud property.

This summary of financial highlights and activities should be read in conjunction with the Company’s unaudited Interim Consolidated Financial Statements and the Management’s Discussion and Analysis for the period ended September 30, 2004, available at http://www.sedar.com and Atna’s website link, http://www.atna.com/s/FinancialStatements.asp.

For further information contact:

Atna Resources Ltd:
Deanna McDonald, Corporate Communications Manager & Geologist
Telephone: (604) 684-2285; Fax: (604) 684-8887; E-mail: dmcdonald@atna.com; Website: www.atna.com